                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO.   )(1)

                                BANRO CORPORATION
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    066800103
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                                 (CUSIP Number)

                                  JULY 12, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 066800103
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1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   (ENTITIES ONLY).

   FGS Advisors, LLC(2)
   IRS Identification No.
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
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                     5.    Sole Voting Power                        1,513,424

                     -----------------------------------------------------------
NUMBER OF            6.    Shared Voting Power
SHARES
BENEFICIALLY
OWNED BY             -----------------------------------------------------------
EACH                 7.    Sole Dispositive Power                   1,513,424
REPORTING
PERSON WITH
                     -----------------------------------------------------------
                     8.    Shared Dispositive Power

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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,513,424
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.7%
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12. TYPE OF REPORTING PERSON           IA

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(2) The controlling members of the Reporting Person are Harvey Sawikin and James
Passin. The Reporting Person may be deemed the beneficial owner of 1,513,424 shares (or 5.7% of the outstanding shares of Common Stock of the issuer) in its capacity as the investment adviser to Firebird Global Master Fund, Ltd. (the
"Global Master Fund"), which is the holder of such shares. As the investment adviser of the Global Master Fund, the Reporting Person has voting and investment control with respect to the shares.

ITEM 1(a).    Name of Issuer:

              Banro Corporation

ITEM 1(b).    Address of Issuer's Principal Executive Offices:

              1 First Canadian Place, 100 King St N W, Toronto, ON, M5X 1ES

ITEM 2(a).    Name of Person Filing:

              FGS Advisors, LLC

ITEM 2(b).    Address of Principal Business Office or, if none, Residence (for all filing persons):

              152 West 57th Street, 24th Floor, New York, NY 10019

ITEM 2(c).    Citizenship:

              New York

ITEM 2(d).    Title of Class of Securities:

              Common Stock

ITEM 2(e).    CUSIP Number:    066800103

ITEM 3.       IF THIS  STATEMENT IS FILED PURSUANT TO RULE 13d-1(d) OR
              RULE 13d-2(d) OR (c),  CHECK WHETHER THE PERSON FILING IS A:

              (a) [ ]      Broker or dealer  registered under section 15 of the
                           Act (15 U.S.C. 78o).

              (b) [ ]      Bank as defined  in  section  3(a)(6) of the Act (15
                           U.S.C. 78c).

              (c) [ ]      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

              (d) [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C 80a-8).

              (e) [ ]      An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

              (f) [ ]      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

              (g) [ ]      A parent holding company or control person in
                           accordance with ss. 240.13d-1(b)(1)(ii)(G);

              (h) [ ]      A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

              (i) [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-3);

              (j) [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)    Amount beneficially owned:(3)

                     1,513,424

              (b)    Percent of class:

                     5.7%

              (c)    Number of shares as to which the person has:

                     (i)   Sole power to vote or to direct the vote:

                           1,513,424

                     (ii)  Shared power to vote or to direct the vote:

                           -0-

                     (iii) Sole power to dispose or to direct the disposition
                           of:

                           1,513,424

                     (iv)  Shared power to dispose or to direct the disposition of:

                           -0-

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              Not applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
              THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

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(3) The controlling members of the Reporting Person are Harvey Sawikin and James
Passin. The Reporting Person may be deemed the beneficial owner of 1,513,424 shares (or 5.7% of the outstanding shares of Common Stock of the issuer) in its capacity as the investment adviser to Firebird Global Master Fund, Ltd. (the
"Global Master Fund"), which is the holder of such shares. As the investment adviser of the Global Master Fund, the Reporting Person has voting and investment control with respect to the shares.

              Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

              Not applicable

ITEM 10.      CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2005

                                           FGS ADVISORS, LLC

                                           By: /s/ James Passin
                                               --------------------------------
                                               Name:  James Passin
                                               Title: Principal